EXHIBIT 99.38

TRADING DATA

Reporting Person	Date of Transaction	No. of Shares (Common Stock)	Price Per Share $	Where/How Effected
AF V US BD Holdings, L.P.	04/07/2020	176,000.00	14.65	Open Market/Broker
AF V US BD Holdings, L.P.	04/08/2020	157,072.00	14.61	Open Market/Broker
ASSF IV AIV B Holdings III, L.P.	04/08/2020	92,682.00	14.61	Open Market/Broker
Ares Credit Hedge Fund LP	04/08/2020	246.00	14.61	Open Market/Broker
ASSF IV AIV B Holdings III, L.P.	04/09/2020	129,750.00	14.61	Open Market/Broker
AF V US BD Holdings, L.P.	04/09/2020	219,900.00	14.61	Open Market/Broker
Ares Credit Hedge Fund LP	04/09/2020	350.00	14.61	Open Market/Broker